411 SOUTH 13TH STREET, SECOND FLOOR • LINCOLN NE 68508 • P: 402.435.3223 • F: 402.435.4239

March 21, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           U.S. Xpress Enterprises, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of U.S. Xpress Enterprises, Inc. (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Company’s proposed offering of its Class A common stock for nonpublic review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact me at (402) 435-3223 with any questions you may have regarding this confidential submission. Please send any correspondence to me at hscherr@scudderlaw.com.

Very truly yours,

/s/ Heidi Hornung-Scherr

Heidi Hornung-Scherr